SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 2)*

                                 Uni-Pixel, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    904572104
                                    ---------
                                 (CUSIP number)

                          Tudor Investment Corporation
                         Attn: Stephen N. Waldman, Esq.
                                1275 King Street
                               Greenwich, CT 06831
                               Tel: (203) 863-6700
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                December 31, 2008
                                -----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 10 Pages)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 904572104                    13D                         Page 2 of 10
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1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Tudor Investment Corporation
        22-2514825
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2.      Check the Appropriate Box if a Member of a Group     (a)  [_]
        (See Instructions)                                   (b)  [X]
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3.      SEC Use Only

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4.      Source of Funds (See Instructions)

        OO
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5.      Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e) ___
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6.      Citizenship or Place of Organization

        Delaware
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                        7.    SOLE VOTING POWER

                              0
                        --------------------------------------------------------
    NUMBER OF           8.    SHARED VOTING POWER
     SHARES
   BENEFICIALLY               5,495,517 (see Item 5)
   OWNED BY EACH        --------------------------------------------------------
    REPORTING           9.    SOLE DISPOSITIVE POWER
   PERSON WITH
                              0
                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER

                              5,495,517 (see Item 5)
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11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        5,495,517 (see Item 5)
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12.     Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)                [X]
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13.     Percent of Class Represented by Amount in Row (11)

        19.4%(1) (see Item 5)
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14.     Type of Reporting Person (See Instructions)

         CO
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---------------
     (1) This calculation is based on 22,897,418 shares of issued and outstanding common stock ("Common Shares") of Uni-Pixel, Inc. (the "Company") outstanding as of November 1, 2008 as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2008 (the "9/30/08 10-Q") plus 5,495,517 Common Shares that would result from conversion of Preferred Stock and Warrants held by the Reporting Persons (see Item 5).


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CUSIP No. 904572104                    13D                         Page 3 of 10
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1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Paul Tudor Jones, II

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2.      Check the Appropriate Box if a Member of a Group     (a)  [_]
        (See Instructions)                                   (b)  [X]
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3.      SEC Use Only

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4.      Source of Funds (See Instructions)

        OO
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5.      Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e) ___
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6.      Citizenship or Place of Organization

        USA
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                        7.    SOLE VOTING POWER

                              0
                        --------------------------------------------------------
    NUMBER OF           8.    SHARED VOTING POWER
     SHARES
   BENEFICIALLY               5,495,517 (see Item 5)
   OWNED BY EACH        --------------------------------------------------------
    REPORTING           9.    SOLE DISPOSITIVE POWER
   PERSON WITH
                              0
                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER

                              5,495,517 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        5,495,517 (see Item 5)
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)                [X]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        19.4%(2) (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

---------------
     (2) This calculation is based on 22,897,418 Common Shares of the Company outstanding as of November 1, 2008 as reported in the 9/30/08 10-Q plus 5,495,517 Common Shares that would result from conversion of Preferred Stock and Warrants held by the Reporting Persons (see Item 5).

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CUSIP No. 904572104                    13D                         Page 4 of 10
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--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        The Tudor BVI Global Portfolio L.P. (f/k/a/ The Tudor BVI Global
          Portfolio Ltd.)
        98-0223576
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2.      Check the Appropriate Box if a Member of a Group     (a)  [_]
        (See Instructions)                                   (b)  [X]
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3.      SEC Use Only

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4.      Source of Funds (See Instructions)

        OO
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5.      Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e) ___
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Cayman Islands
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                        7.    SOLE VOTING POWER

                              0
                        --------------------------------------------------------
    NUMBER OF           8.    SHARED VOTING POWER
     SHARES
   BENEFICIALLY               5,495,517 (see Item 5)
   OWNED BY EACH        --------------------------------------------------------
    REPORTING           9.    SOLE DISPOSITIVE POWER
   PERSON WITH
                              0
                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER

                              5,495,517 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        5,495,517 (see Item 5)
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)                [X]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        19.4%(3) (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

---------------
     (3) This calculation is based on 22,897,418 Common Shares of the Company outstanding as of November 1, 2008 as reported in the 9/30/08 10-Q plus 5,495,517 Common Shares that would result from conversion of Preferred Stock and Warrants held by the Reporting Persons (see Item 5).

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CUSIP No. 904572104                    13D                         Page 5 of 10
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ITEM 1.  SECURITY AND ISSUER

         Item No. 1 is hereby deleted in its entirety and replaced with the following:

         The class of equity security to which this statement on Schedule 13D, as amended, relates is the common stock, par value $0.001 per share (the "Common Stock"), of Uni-Pixel, Inc., a corporation organized under the laws of the state of Delaware (the "Company"). The Company's principal offices are located at 11940 Jollyville Road, Suite 200N, Austin, TX 77004.

         This Amendment No. 2 amends the Schedule 13D filed February 23, 2007, as amended, by the Group (as defined below). This filing is not, and should not be deemed to be, an admission that the statement on Schedule 13D or that any Amendment thereto is required to be filed.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item No. 2 is hereby deleted in its entirety and replaced with the following:

         This statement on Schedule 13D is being filed jointly on behalf of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Act of 1934, as amended (the "Act"):

         (i)      Tudor Investment Corporation, a Delaware corporation ("TIC").

         (ii)     Paul Tudor Jones, II, a citizen of the United States
                  ("Jones").

         (iii) The Tudor BVI Global Portfolio L.P. (f/k/a The Tudor BVI Global Portfolio Ltd.), a Cayman Islands limited partnership ("BVI" and together with TIC and Jones, the "Group" or the "Reporting Persons" and each a "Reporting Person").

         TIC is a money management firm that provides investment advice to BVI, among others.

         The principal employment of Jones is as Chairman and Chief Executive Officer of TIC, of which he owns a majority of the capital stock and voting securities.

         BVI is an investment fund that principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.

         The business address of TIC and Jones is c/o Tudor Investment Corporation, 1275 King Street, Greenwich, CT 06831. The business address of BVI is c/o CITCO Fund Services, Kaya Flamboyan 9, Curacao, Netherlands Antilles.

         The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such


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CUSIP No. 904572104                    13D                         Page 6 of 10
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employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC is set forth on Schedule I hereto and is incorporated by reference herein.

         During the last five (5) years, no Reporting Person, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on
Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         The Reporting Persons are filing this statement on Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

         Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities held by any other person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No amendment.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         No amendment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item No. 5 is hereby deleted in its entirety and replaced with the following:

         The descriptions contained in Item 2 and Item 4 above are incorporated herein by reference.

         Pursuant to an agreement dated December 31, 2008, by and among TIC, James J. Pallotta ("Pallotta"), and others, TIC transacted a split-off of, among other entities, The Raptor Global Portfolio Ltd., a Cayman Islands corporation ("Raptor"), and The Altar Rock Fund L.P., a Delaware limited partnership ("Altar Rock") (such split-off, the "Split-off"). As a result of the Split-off, TIC: (i) no longer employs Pallotta as its vice chairman, (ii) is no longer the general partner of Altar Rock and (iii) is no longer involved, affiliated or associated with the management or operations of Raptor. As of January 1, 2009, Pallotta, separately from of TIC, manages and operates Altar Rock and Raptor as well as other funds and entities. As a result of the Split-off, Pallotta, Raptor and Altar Rock are no longer members of the Group.

         Following the Split-off, BVI held 769,974 Series B Convertible Preferred Stock of the Company (the "Preferred Stock"), which are convertible into 3,849,870 shares of Common Stock, and 1,645,647 warrants to purchase Common Stock (the "Warrants"). Assuming


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CUSIP No. 904572104                    13D                         Page 7 of 10
----------------------                                          ----------------

conversion by BVI of the Preferred Stock and exercise of the Warrants, BVI holds approximately 19.4% of the Common Stock (collectively, the "Shares"). This calculation is based on 22,897,418 shares of Common Stock of the Company outstanding as of November 1, 2008 as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2008 plus the 5,495,517 additional shares of Common Stock that would result from conversion of the Preferred Stock and Warrants held by the Reporting Persons.

         Because TIC provides investment advisory services to BVI, TIC may be deemed to beneficially own the Shares owned by BVI. Because Jones is the controlling shareholder of TIC, Jones may be deemed to beneficially own the Shares deemed beneficially owned by BVI.

         Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, (i) the beneficial owner of any securities held by any other person, or (ii) the beneficial owner of any securities held or beneficially owned by any member of the Group other than such Reporting Person.

         The filing of this statement on Schedule 13D by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Act, is the beneficial owner of any Shares in which such Reporting Person does not have a pecuniary interest.

         Except as reported in this statement on Schedule 13D, the Reporting Persons have not engaged in any other transactions in the Company's securities in the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No amendment.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         No amendment.



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CUSIP No. 904572104                    13D                         Page 8 of 10
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                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each of the persons signing below, each person signing below certifies that the information set forth in this statement on Schedule 13D is true, complete and correct.

                                        Dated:  January 8, 2009


                                        TUDOR INVESTMENT CORPORATION


                                        By: \s\ Stephen N. Waldman
                                            ------------------------------------
                                            Stephen N. Waldman
                                            Managing Director


                                        \s\ Paul Tudor Jones, II
                                        ----------------------------------------
                                        Paul Tudor Jones, II


                                        THE TUDOR BVI GLOBAL PORTFOLIO L.P.
                                        (f/k/a The Tudor BVI Global Portfolio
                                        Ltd.)
                                        By:  Tudor Investment Corporation,
                                               its trading advisor


                                        By: \s\ Stephen N. Waldman
                                            ------------------------------------
                                            Stephen N. Waldman
                                            Managing Director


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CUSIP No. 904572104                    13D                         Page 9 of 10
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                                                                      Schedule I

                        EXECUTIVE OFFICERS AND DIRECTORS
                            OF THE REPORTING PERSONS

Schedule I is hereby deleted in its entirety and replaced with the following:

I.   Tudor Investment Corporation

         The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the King Street address of TIC set forth under Item 2 of this
Schedule 13D, (iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                              Principal Occupation/
Name                          Business Address
----                          ---------------------

Paul Tudor Jones, II*         Chairman of the Board, Chief Executive Officer
                              of TIC.

Mark F. Dalton                Vice Chairman, Director, and President of TIC.

John G. Macfarlane, III       Director, Chief Operating Officer and Managing
                              Director of TIC.

Andrew S. Paul                Director, Managing Director, General Counsel and
                              Corporate Secretary of TIC.

Robert P. Forlenza            Director and Managing Director of TIC.  Principal
                              business address at Tudor Investment Corporation, 50 Rowes Wharf, 5th Floor, Boston, MA 02110.

John R. Torell                Director, Managing Director and Chief Financial
                              Officer of TIC.

---------------
* See Item 5 of this Schedule 13D for a discussion of Jones' potential beneficial ownership of Common Stock.

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CUSIP No. 904572104                    13D                        Page 10 of 10
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Mark V. Houghton-Berry        Director of TIC; Managing Director of Tudor
                              Capital (U.K.), L.P., an affiliate of TIC located at The Great Burgh, Epsom, Surrey KT17 5XT, England.

                              Mr. Houghton-Berry is a citizen of the United Kingdom.

Mark Nicholson                Director of TIC; Chief Executive Officer of Tudor
                              Capital Australia Pty. Ltd., an affiliate of TIC located at Suite 11, 2-3 Shore Building,
                              13 Hickson Road, Sydney NSW, Australia 2000.

                              Mr. Nicholson is a citizen of Australia.

Richard L. Fisher             Director of TIC.  Mr. Fisher is Managing Director
                              of Investments and Acquisitions and a Managing
                              Director of Dunavant Enterprises, Inc.,
                              3797 Getwell Road, Memphis, TN  38118.